Trinity Mirror plc

07022680

12g3-2(b)

5 April 2007

SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH. D.C. 186 SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Repl
Trinity Mirror PLC	Director/PDMR Shareholding		13:16 5 Apr 07	

Full Announcement Text

Trinity Mirror plc (the "Company")

Then independent trustee (the "Trustee") of the Trinity Mirror Employees' Benefit Trust based in Jersey (the "Trust") notified Company today that it had on the 5 April 2007 granted Performance Share Awards under the Trinity Mirror Long Term Incen Plan ("LTIP") to acquire ordinary shares in the capital of Trinity Mirror plc and Deferred Share Awards under the Trinity Mirro Deferred Share Award Plan ("DSAP"), in the form of nil-cost options to Persons Discharging Managerial Responsibility ("PDMR") within Trinity Mirror plc listed below. The awards under the LTIP and DSAP are normally exercisable from the third anniversary of their date of grant for a period of six months and, in the case of the LTIP, subject to the satisfaction of conditic relating to the performance of the Company over the three financial years to which an award relates. The total exercise price payable on any exercise of a LTIP award or DSAP award is £1. Nothing is paid for the grant of awards.

PDMR	Number of Shares- Performance Share Award	Number of Shares- Deferred Share Award
Sly Bailey	134,181	56,174
Vijay Vaghela	61,340	29,777
Paul Vickers	54,439	18,581
Steve Bird	26,108	12,674
Nick Fullagar	20,702	5,963
Georgina Harvey	29,673	13,324
Mark Hollinshead	10,537	6,820
Rupert Middleton	24,613	7,965
Anthony A Pusey	23,808	7,705
Richard Webb	32,203	8,893

END

status list

5 April 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		12:03 5 Apr 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 35,459,547 (previously 32,328,026), representing 12.10% of the issued share capital divided as 4,681,508 direct(1.60%) and 30,778,039 indirect (10.50%).

END

status list

INVESTMENT MANAGERS

Trinity Mirror
One Canada Square
Canary Wharf
London
E14 5AP

2 April 2007
Your ref : COMPANY SECRETARY

SEC MAIL PROCESSING RECEIVED APR 16 2007 WASH. D.C. 186 SECTION

Direct telephone number 020 7003 2637
Contact : Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 01/04/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

OSSM Workflow Manager

273 160 681

Inc'. 3 131.521

A: Voting rights attached to shares							
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0903994	35,023,654	35,023,654	4,681,508	4,681,508	30,778,039	1.60	10.50

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted.	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
35,459,547	12.10%

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name	Terry Marsh
15. Contact telephone number	020 7003 2637

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund **Indirect**	3,798	0.00130
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	550,000	0.18761
AXA Rosenberg **Direct**	328,000	0.11188
Sun Life Unit Assurance Ltd A/c X **Direct**	325,000	0.11086
Sun Life Unit Assurance Ltd A/c X **Direct**	105,000	0.03582
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	63,000	0.02149
AXA UK Investment Co ICVC Distribution Fund **Indirect**	75,000	0.02558
AXA UK Investment Co ICVC Ethical Fund **Indirect**	25,000	0.00853
AXA UK Investment Co ICVC UK Growth Fund **Indirect**	12,500	0.00426
PPP Healthcare Group plc **Indirect**	18,474	0.00630
Sun Life Pensions Management Ltd **Direct**	47,307	0.01614
Sun Life Pensions Management Ltd A/c **Direct**	500,000	0.17055
AXA Rosenberg **Direct**	245,000	0.08357
AXA Insurance UK **Direct**	192,800	0.06577
AXA UK Group Pension Scheme **Indirect**	9,000	0.00307
AXA Financial, Inc	19,477,920	6.64411

Indirect		
AXA Colonia Konzern	25,877	0.00883
Indirect		
Sun Life International (IOM) Ltd	300,000	0.10233
Direct		
AXA France	30,736	0.01048
Indirect		
AXA Rosenberg	11,036,272	3.76458
Indirect		
AXA Financial, Inc *	462	0.00016
Indirect		
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	71,235	0.02430
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	197,700	0.06744
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	51,763	0.01766
Sun Life Pensions Management LTAV UK Equity **Direct**	344,813	0.11762
Sun Life Pensions Management ABL High Alpha **Direct**	1,106,900	0.37757
Sun Life Pensions Management FTSE All Share Tracker **Direct**	241,972	0.08254
AXA Winterthur **Direct**	74,018	0.02525
Total Direct	**4,681,508**	**1.59691**
Total Indirect	**30,778,039**	**10.49869**
TOTAL	**35,459,547**	**12.09560**

TR-1	**Notification of a Major Interest in Shares**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	01/04/2007
6.Date on which issuer notified	02/04/2007
7. Threshold(s) that is/are crossed or reached:	12 %.
8. Notified details:	

END